Exhibit 99

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
RECONCILIATION OF ADJUSTED EBITDA (Unaudited)
(dollars in thousands)

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan. The reconciliation of Net loss to Adjusted EBITDA is presented below.

	Thirteen Weeks Ended
	March 30,	March 31,
	2019	2018
Net loss	$(35,268)	$(10,317)
Income tax provision (benefit)	4,800	2,806
Interest expense, net	26,563	13,571
Interest expense on junior subordinated debentures	3,152	3,152
Investment income on trust common securities	(95)	(95)
Depreciation	15,816	8,942
Amortization	14,765	9,723
EBITDA	29,733	27,782

Stock compensation expense	361	487
Management fees	131	128
Acquisition and integration expense	1,098	94
Retention and long term incentive bonuses	2,030	—
Canada Restructuring (1)	(64)	—
Restructuring and other costs (2)	4,726	2,846
Anti-dumping duties	—	(4,128)
Mark-to-market adjustment on interest rate swaps	1,113	(1,057)
Adjusted EBITDA	$39,128	$26,152

1.
Includes charges related to a restructuring plan announced in our Canada segment in 2018, including facility consolidation and charges relating to exiting certain lines of business. See Note 9 - Restructuring of the Notes to the Condensed Consolidated Financial statements for additional information.

2.
Includes restructuring and other costs associated with the implementation of a new pricing program, cost associated with implementing our ERP system in Canada, costs to relocate our distribution center in Edmonton, Canada, costs associated with relocating our distribution center in Dallas, Texas, and one time charges associated with new business wins.